                  U.S. Securities and Exchange Commission
                          Washington, D.C. 20549


                               Form 10-SB/A-1

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                          SMALL BUSINESS ISSUERS

    Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934


                              Novamex USA Ltd.
                             -----------------
              (Name of Small Business Issuer in its charter)

     OREGON                                                 98-0198290
(State or other jurisdiction of                         (I.R.S. Employer
incorporation or organization)                          Identification No.)


360 rue Franquet, Suite 10, Sainte-Foy, Quebec, Canada            G1P 4N9
(Address of principal executive Offices)                         (Zip Code)

Issuer's telephone number: (418) 652-9001

        Securities to be registered under Section 12(b) of the Act:


                                   None.


        Securities to be registered under Section 12(g) of the Act:

                                  COMMON
                             (Title of Class)




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               INFORMATION REQUIRED IN REGISTRATION STATEMENT

     This Form 10-SB contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which act contains a safe harbor for forward looking statements. Statements made in connection with initial public offerings, however, are not protected by the safe harbor of the Private Securities Litigation Reform Act of 1995. Nonetheless, the Company believes that investors would be benefitted by the cautionary language included in this paragraph. For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate," or "continue" or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within the Company's control. These factors include but are not limited to economic conditions generally and in the industries in which the Company may participate; competition within the Company's chosen industry, including competition from much larger competitors; technological advances and failure by the Company to successfully develop business relationships.

                                   PART I


Item 1.     Description of Business
-----------------------------------
Overview
--------
     Novamex USA Ltd. (the "Company"), was originally incorporated in the state of Oregon on February 12, 1991 under the name International Business Development Ltd. The Company was organized and authorized to pursue any lawful purpose or purposes. The Company amended its Articles of Incorporation on June 23, 1998, changing its name to Novamex USA Ltd. The Company has had limited revenues and is considered to be a "development stage company."

     On June 15, 1998, the Company entered into a plan of reorganization with Novamex Diagnostic Ltee. (a/k/a Novamex Diagnostic Ltd. or "NDL"), a corporation organized in the Province of Quebec, Canada, on March 27, 1996.

In connection with the plan of reorganization, the Company acquired all of the issued and outstanding shares of NDL in exchange for 5,500,000 shares of its common stock. As a result of the acquisition, NDL became a wholly owned subsidiary of the Company. The current business of the Company is that of its sole subsidiary, NDL.

     In connection with the acquisition, shareholders of NDL obtained control of the Company and subsequently appointed new officers and directors. Since August 1, 1998, the Company has focused its plan of operations on the business of further developing and marketing their testing kits which are used for detecting pathogenic bacteria, viral diarrhea and gestation in a non-clinical setting.


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Business of the Company
-----------------------
     The Company operates in the biotechnology industry. The Company develops and manufactures detection kits to non-clinical industry segments including the agri-food and veterinary segments. Clinical settings involve testing and detection in humans, whereas non-clinical settings involve testing and detection in animals and other samples, such as food.

     As with humans, it is advantageous to detect illness and/or pregnancy in pigs and cows and unwanted bacteria in food as early as possible. The sooner bacteria, sickness and/or pregnancy is detected, the sooner appropriate treatment for the animal can be implemented. Early treatment reduces negative effects on the animal and/or food and minimizes the spread of disease to other animals and/or food.

     The detection process utilized by the Company ultimately looks for reactions between antigens and antibodies to detect and quantify bacteria and/or viruses, biological indicators (proteins, hormones and enzymes) and products added voluntarily (growth hormones). Antigens are protein or carbohydrate substances in toxin form and are emitted from the previously mentioned sources, such as viruses or hormones. Antibodies are used to detect antigens. The Company's detection kits rely on fundamental principles of immunology, a science that deals with the phenomena and causes of disease resistance. The fundamental principles are, each antibody has a corresponding antigen, and there is a specific reaction that occurs between an antibody and its corresponding antigen. In basic terms, the Company's test introduces certain antibodies into a sample from the subject, often a blood sample is used. If antigens from bacteria or hormones are present, they are detected by a naturally occuring reaction. This reaction only occurs if the corresponding antigen to the antibody is, in fact, present. If there is no reaction the antigen is not present and the test results for the subject are negative.

     Tests are practical if they are precise, timely and cost effective. Generally, the faster the results the better, as long as tests are affordable and accuracy is not compromised. The sooner detection occurs, the sooner prompt application of appropriate and effective measures can take place. The Company is working to develop precise, timely and cost effective tests to detect disease and pregnancy.

     Several diagnostic methods are currently used routinely. The methods are divided into two groups; conventional methods and rapid methods.

Conventional Test Methods
-------------------------
     Conventional test methods are used primarily for the detection of infectious agents such as bacteria and viruses. These methods are usually time consuming, costly and technically difficult to implement for routine use. Conventional test methods include microbiological culture media tests and immunological procedures based on the reaction of antibodies and antigens. The immunological procedure of conventional methods are more specific than the culture methods; however, immunological procedures in their present form are not rapid enough to be used for routine analysis.

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     Two of the immunological conventional methods are called Radio-
immunological methods (RIA) and Immunoenzymatic methods (EIA). The RIA method is a radioactive method which cannot be performed without advanced training and is less popular because of the risks associated with the necessary radioactive materials. The EIA methods are most commonly used in the agri-food fields. An advantage of ths method is that it can be adjusted to detect either the antigen or the antibody. In some conventional methods the reaction may be visualized by means of a colorimetric scale using the naked eye. The detection process, however; involves numerous steps requiring approximately a half-days work by highly trained personnel in a specialized laboratory. EIA methods are partially automated and are generally not performed until the number of samples to be tested is sufficient to justify setting up the procedure and time required by the personnel. Thus, it may take up to a week to obtain results.

     Conventional methods involve higher costs, due mostly to their requirement for specialized personnel and equipment used in the detection process. The cost of a single routine analysis done in such a laboratory is estimated between U.S. $9 and $15. This average cost does not include any cost of handling and/or storage for the test result during waiting periods prior to communicating test results.

Rapid Diagnostic Methods
------------------------
       Approximately ten years ago, rapid diagnostic method tests were introduced as an alternative to conventional methods. Rapid tests also use immunological procedures based on the reaction of antibodies and antigens. Rapid tests provide a potentially enormous cost savings over conventional methods by releasing the results in a timely fashion, thus reducing waste and spread of disease. The speed comes from reduction in waiting time, cutting down on storage time and increasing the effective shelf life of the test itself. Most rapid methods take an average of three days to get results. The Company is aware of a company which has developed a test that
returns results the next day.   In addition, rapid methods have an average
accuracy rating of 97% leaving a 3% margin for error. Rapid tests may be the wave of the future for both clinical and non-clinical settings for these reasons.

The Company's Technology
------------------------
     The Company is at the forefront of the antigen-antibody reaction technology and employ rapid diagnostic methods in their detection tests. The Company has developed unique testing methods in which any detectible reaction takes place entirely inside a plastic cassette. Their tests also have the other benefits of the rapid diagnostic methods such as no incubation or washing steps. Tests developed by the Company produce results in approximately fifteen minutes.

     Test results are read visually using a colorimetric reaction. Moreover, these methods do not need any sophisticated equipment and may be carried out as field tests by workers having no laboratory training. The average cost for a test is between U.S. $4.50 and $7 per sample. The Company has developed timely, affordable tests that do not compromise accuracy. Evaluation results have established 99.4% accuracy rating on many of the Company's detection tests.

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     The tests have a shelf life of approximately 14 months when stored at four degrees Celsius (4 C). Each test uses enzymes or colored particles coupled with specific antibodies. Any reaction between antibodies and antigens are revealed by adding a chromogenic substance (pigment producing micro-organism) to the sample. If a reaction has taken place, or in other words the test is positive, the test will yield a blue color that is visible to the naked eye.

The Company's Diagnostic Kits
-----------------------------
     The Company will sell their detection tests in kits. Each kit will cost approximately US $150 and will include the following:

          30 individual testing cassettes
          1 bottle containing 10 ml of blocking solution
          1 bottle containing 5 ml of conjugate
          1 bottle containing 10 ml of washing solution
          1 bottle containing 5 ml of antigen-antibody substrates
          1 flask containing 0.5 ml of positive control solution
          Printed instructions for use

     Over the last few years, the Company has developed seven kits that are either already being marketed or will be commercialized and introduced to the market this year. The following is a brief introduction of the market and a description of each kit.

Pathogenic Bacteria Kits.
-------------------------
     In the United States, the number of persons contracting a food intoxication following the consumption of a food containing pathogenic bacteria is estimated at 80 million annually. Bacteria is pathogenic when it causes or has the potential to cause disease. Among the 80 million cases, approximately 9,000 cases develop complications causing death.

     In an effort to have safer foods, governments in industrialized countries have imposed new rules obliging producers, manufacturers and distributors to use newer and more effective methods for rapidly detecting pathogens before they can compromise the quality of foods. In the last few years many governments have reviewed regulations regarding food safety and quality and have begun implementing programs to increase standards. Some of these new regulation programs are the HACCP (Hazard Analysis Critical Control Points), GMP (Good Manufacturing Practice), and ISO 9000 to name a few.

     Implementation of higher standards has resulted in increased demand for rapid, precise and low-cost tests. Subsequently, there has been significant increases in the size of the pathogen detection market in which the Company is positioning itself. Its positioned itself by developing the following five kits that detect pathogenic bacteria:

     Escherichia coli 0157:h7 is the pathogenic bacterium representing the most severe cases of food toxi-infection in humans. Ingestion of E.coli 0157:H7 produces a wide variety of clinical symptoms including a severe hemorrhagic colitis, also known as hamburger disease, which causes


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hemorrhaging and inflamation of the colon.  Meats, most notably ground beef, are the major cause of infection by E.coli 0157:H7. Contamination of meat often occurs during slaughtering as a result of erroneous separation of the animal from its intestines or from contact with handlers of the carcasses. Since January of 1997, E.coli 0157:H7 has become the reference germ of the U.S.D.A. (United States Department of Agriculture), for testing and evaluation of hygienic conditions in agri-food institutions. The development of a rapid test for E.coli 0157:H7 is a major asset for the Company.

     The Company's kit is intended for the detection of strains of E.coli 0157:H7 belonging to the 0157 serotype. Serotype simply means there is a common set of antigens. This serotype is responsible for almost all of the food toxi-infections due to E.coli 0157:H7. This kit is being evaluated by Agriculture and Agri-food Canada and is already on the market. With a threshold of two bacterial cells per ounce of meat, this kit is believed to be the most sensitive available on the market.

     Salmonella is usually found in poultry and eggs and may cause serious gastro-enteritis (inflamation of the membrane lining of the stomach and intestines) in humans. A recent study revealed that Salmonella may be responsible for 60% to 80% of all cases of food-borne infection or intoxication reported throughout the world. In Canada and the United States, this pathogen is considered second in importance only to E.coli 0157:H7 in terms of seriousness of illness caused. In Western countries, Salmonella remains the most significant pathogen with about 200 to 600 cases per million of the population annually.

     Campylobacter is considered the third most important food bacterial pathogen. The incidence of this bacterium in foods such as chicken is very high, possibly as high as 85%. The detection of Campylobacter is vital because infection caused by this pathogen may lead to meningitis (inflamation of the meninges or spinal cord) and fatal gastro-enteritis.

     Food toxi-infections due to Campylobacter are very frequent in industrialized countries. Approximately 3 million cases are recorded in Canada and 30 million in the United States annually. This kit still needs some fine tuning and may be ready for the market in the third quarter of this year.

     Yersinia Enterocolitica is an emerging pathogen that may be responsible for the majority of food intoxications in humans each year. Yersinia Enterocolitica is the only pathogenic species of Yersinia and is usually found in pork.

     A toxi-infection by Yersinia is often characterized by acute diarrhoea which may evolve into rheumatoid arthritis. This kit is in advanced stages of development and may be evaluated by Agriculture and Agri-food Canada sometime in the third quarter of 2000. The Company anticipates this kit to be on the market about the same time as Campylobacter, or at the end of the third quarter of this year.


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     Listeria is omnipresent in the environment in water, soil, animal feed, etc., and may survive at temperatures below 4 degrees Celsius. The mode of transmission for infection is usually through milk and meats. The first clinical signs of Listeria infection resemble the flu. If not treated, the infection may evolve into more serious central nervous system complications such as meningitis. The persons at greatest risk are pregnant women, who may transmit the infection to the fetus, senior citizens and persons with immune deficiencies due to AIDS and cancer or recent organ transplant patients. Although the rate of incidence is low, mortality rates among the infected are high. This kit is available in the market and comprises the Company's pathogenic bacteria kits.

Veterinary Diagnostic Products
------------------------------

     Diarrhoea in Pigs and Cattle (Rotavirus). Neonatal diarrhoea is the main disease encountered in cattle and pig raising. The agent that causes this disease may be viral or bacterial. In either case, the manifestation is always severe and brings about obvious drops in productivity, slowed growth and an ever present risk of death. Morbidity rates may reach 80% with mortality rates sometimes as high as 50%. This disease can do serious damage in the livestock raising industry and each year several producers report suffering significant economic losses.

     Prevention remains the only active means of decreasing the incidence of this livestock disease. An effective prophylactic program requires a method of early identification of afflicted animals in order to implement appropriate measures, treatment and vaccination, to decrease risks of contagion and propagation of the disease.

     This kit is currently being evaluated by two laboratories, one in Canada and one in the United States. It is also being used at the Saint Vallier Veterinary Clinic and other animal health divisions. Other similar kits are being developed and the Company anticipates them to enter the market early in 2001.

General Hygiene Detection
-------------------------
     General Hygiene. Ongoing evaluation of general hygiene in the agri-food business, especially in food processing companies, may be the most effective means of monitoring and preventing food borne toxi-infections. Until very recently, estimations of contaminating foods and food surfaces or work areas was done through a culture media test. These tests may require several days before an accurate result is obtained. With the implementation of programs such as HACCP, food companies must now apply a standardized testing and monitoring system using more rapid, specific and easier detection methods at the actual sites of food handling. Because of the size of this emerging market, the Company has devoted substantial time to developing and perfecting a rapid, easy to use test for evaluating hygiene in food processing companies.

     This kit has been commercialized since September of 1999. The tests do not require any special equipment and can be performed by anyone. These tests have advantages over other popular hygiene tests that are often costly, difficult to interpret and may give variable or inconsistent results. This test represents the largest source of revenue for the Company.

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Kits in Development
-------------------
     The Company has other detection kits which are not anticipated to be ready for commercialization within the year 2000. The following are descriptions of each of the kits that are in earlier stages of development:

     Gestation Detection. In several countries livestock production makes up a significant portion of the agriculture sector. Profitability is the major preoccupation, and thus, companies are striving to increase productivity and lower maintenance costs. The problem of reproduction, especially inadequate diagnosis of gestation, remains a major cause of unprofitability in livestock raising. Establishment of an early and precise diagnosis of gestation remains the most efficient means of managing this reality and thereby limiting losses. Currently used methods are costly and can only be applied after the 25th day following insemination and often require intervention of a veterinarian.

     The Company is developing a gestation kit which can be used at the farm by the livestock workers themselves. It is anticipated that this kit will work by detecting a gestation specific protein in the peripheral secretions such as blood, urine and milk, from a gestating female. The kits may be capable of detection as early as the 18th day after insemination. So far, the Company has identified the protein and is developing the antibodies which will serve as the basis for the test. The Company plans to develop equivalent tests for sows and mares, since it has already been demonstrated that the structure of this protein is quite similar.

     The Company hopes to have a cattle gestation test ready for market introduction in early 2001, and one for pigs and mares by the end of 2001.

     Antibiotic Residue in Milk and Meat. Antibiotics are widely used in veterinary medicine for the treatment of various pathological conditions in livestock. They are introduced into the animal, usually by injection, and can end up in peripheral secretions such as milk. Consumption by humans of meat or milk containing antibiotics may have serious health repercussions, especially by promoting antibiotic resistance in pathogenic bacteria. Foodstuffs containing antibiotics are therefore considered unfit for human consumption and may not be distributed. The Company has been developing a rapid screening method for the detection of antibiotics for about two years and may have the first kits ready to introduce to the market late in 2001.

     Vitamin D Quantification. Vitamin D is essential for proper bone and cartilage formation. The synthesis of vitamin D is catalyzed by exposure to sunlight, especially where exposure to sunlight is limited, consuming higher levels of vitamin D may be helpful. Several persons add vitamin D to their diet by consuming more milk. Unfortunately, milk may not always contain the levels of vitamin D claimed on labels, it may be under or over fortified. Either condition can lead to health problems which may be remedied by testing of all product lots. The Company has adopted a method for measuring vitamin D in milk. These tests provide quantification of vitamin D within one hour. These kits also may be introduced in 2001.


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     Bacteriophages in Cheese Manufacturing.  Bacteriophages are viruses which attack and kill bacteria. The bacteriophages of lactic acid bacteria are widespread in cheese production facilities and are a major problem in this industry. The destruction of bacteriophages causes either the loss of milk used to make cheese, or more often, cheese of poor quality. These phenomena cause considerable economic losses annually, estimated between 15% and 20% depending on the factory and type of cheese manufactured.
Early detection generally allows a reduction in losses by implementing appropriate adjustments. There is no rapid detection method available at this time. Current methods are complex, costly and take 24 hours or more to get the results. The Company hopes to develop a kit that will allow detection within five minutes and may have kits by the end of this year but will probably not be ready until 2001.

Regulatory Matters
------------------
     There are no specific regulatory approval processes required in Canada for sale of the Company's test kits for non-clinical usage; however, each test kit other than the General Hygiene test is and/or will be submitted to
Agriculture Canada for validation of effectiveness.   Agriculture of Canada
has started testing on E-coli 0157 H:7, Salmonella and Listeria have been submitted to Agriculture of Canada and testing is expected to be underway shortly.

     In the United States, there is also no regulatory approval required for non-clinical usage. Nonetheless, all tests except for vitamin D, cheese bacteriophage and General Hygiene may be submitted to the AOAC (Association of Official Agriculture Chemists) for validation. This process costs approximately US $10,000 per test and the Company expects the process to take between 10 and 12 weeks to complete. So far no tests have been submitted to the AOAC. Approval requirements and processes in other countries vary and have not been specifically researched by the Company at this time.

     No assurance can be made on behalf of the Company, that products submitted to regulatory and other agencies for verification will be validated. The Company, however, has validated their tests and believes that the tests will meet or exceed customer expectations.

Marketing Plans
---------------
     The Company has entered into non-exclusive marketing agreements with Biovet, Inc., a biotechnology company based in Saint-Hyacinthe, Quebec. Saint-Hyacinthe specializes in veterinary diagnostics and distributes a wide range of products throughout Canada, the United States and Europe. Under an agreement dated July 23, 1998, the Company granted a worldwide distribution license to Biovet to sell the Rotavirus detection test kit for a period of five years.

     Under a preliminary agreement, final terms still in negotiation, Biovet is being granted a year-to-year renewable license to distribute the Company's five pathogenic bacteria detection kits in Canada and the United States for veterinary applications only. This agreement is still of a general nature and specific quantity and price terms for each product are yet to be established.


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     The Company has established a relationship and entered into verbal agreements with AES Laboratory, located in Montreal, Canada, for distribution of the Company's general hygiene and five pathogenic bacteria tests for the application to AES agri-food clientele in the United States. The verbal agreements call for confirmation from the Company for each order from the clientele of AES Laboratory. Such confirmation may include product availability, price per test and date of delivery.

     Finally, the Company expects to receive from F.K. Laboratory, a biotechnology company located in Tunisia, a proposal for exclusive distribution rights of the general hygiene and the group of five pathogenic bacteria tests in all Middle East countries.

      As mentioned above, the Company is negotiating exclusive and non-exclusive marketing agreements and hopes to finalize agreements; however, there is no assurance that any of the anticipated agreements will ever be finalized.

Research and Development
------------------------
     The Company expects to continue its research and development activities at a rate which can be supported by its available financial resources. The current rate of expenditure of such activities is approximately US $15,000 per quarter. In order to fully fund the ongoing development of all the tests in various stages, and to meet the projected time frames for their completion, the Company will need to raise approximately US $300,000 over the next seven quarters.

     The Company expects such funds to be acquired, beyond currently available sources, from banks, product sales and other sources with which it has had discussions in the past. The Company does not anticipate the inability to raise the necessary funding; however, if the Company were unable to secure such funding it would have a significant adverse effect on the Company and may jeopardize its ability to continue as a going concern.



Number of Employees
-------------------
     Currently, the Company utilizes the services of its officers and directors and has twelve full time production and laboratory employees.
The Company plans to hire two additional laboratory research personnel when adequate funding is obtained and other employees over time to meet increased demand for its products.

Dependance Upon Key Customers
-----------------------------
     The Company is dependant on two key distributors, at least initially. Such dependance may be detrimental to Company if one or more distributors were to be lost and were not replaced.

Raw Materials
-------------
     At the present time the Company does not anticipate any problems with obtaining any of the materials or components which are or may be required to manufacture their products. For each component or material, several suppliers are available and willing to provide materials to the Company.


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Patent Information
------------------
     The technology developed and being developed by the Company, through its subsidiary NDL, is proprietary technology and no patents have been applied for at this time. The Company believes that their technology is better protected, at least at this time, as proprietary information and they have no immediate plans to apply for patents. The Company also believes that it would be very difficult for a competitor to develop equivalent tests by attempting to analyze or reverse engineer its products because the nature of the chemistry would be altered in the course of analysis.

     A potential distributor specifically invited a well established research laboratory with state of the art technological capabilities, located in Laval, Quebec, to attempt to analyze and duplicate the Company's detection test technology. After three months of testing, they informed the Company that they felt it was virtually impossible to analyze and duplicate the test because the biological components are in fact altered in the process of analyzation.

     If competitors were able to independently develop similar tests through trial and error using the proprietary technology developed by the Company, and were able to obtain one or more patents for such technology, the Company would be adversely affected.

     The Company does plan to apply for world-wide patents at some future date for six of their methods. (1) Detection of protein for the early diagnosis of gestation of livestock; (2) detection and testing for bacteriophages in cheese manufacturing; (3) measurement of vitamin D in fortified dairy products; (4) detection of matitis in milk; (5) detection of Salmonella in bird serum, and; (6) detection of E.coli 0157:H7 in cows serum.

     There is no assurance that if patents were to be applied for by the Company that any would be granted. Further, there is no assurance that any significant revenues will ever be received by applying the Company's technology, even if it does prove to be commercially feasible. Finally, there is no guarantee that the Company will have sufficient funding apply for, enforce, and protect any patents that may be issued; even in the event of patent infringement.

Seasonally of Business
----------------------
     The Company has been in commercial production since the second half of 1999. Because of the short history of the Company they have not identified if seasonality is of a significant nature. So far seasonality has not been a major factor and at this time it does not appear that there will be a significant seasonal comportment to the Company's potential business.


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Working Capital Requirements
----------------------------
     Working capital requirements for the day-to-day operations are currently being met through advances from related parties and pre-paid orders from existing clients and distributors. For example, the Company currently has a backlog which will assist in meeting capital requirements but will not meet the needs by itself. The Company is also actively pursuing several potential sources of development and venture capital.

     The Company's ability to continue as a going concern is dependant upon its ability to raise additional operating capital in the form of equity, debt, prepayment of orders, or combinations thereof. Alternatively, the Company must depend upon continued financial support from principal shareholders who have advanced such operating capital in the past.
Although the Company has sufficient capital to fund operations through the next twenty four months, no assurance can be made that any of the sources of funding will be or will continue to be available in the future.

Competitive Conditions
----------------------
     Competition for the Company's existing and potential products comes mostly from larger established companies in both the United States and Europe. The Company feels their products are very competitive; however, their ability to be competitive is dependant upon adequate funding and development of effective marketing and distribution networks.

     The following companies, coupled with respective market share, have been identified as major competitors in the field of rapid testing for pathogenic bacteria based upon 1996 statistics gathered by Frost & Sullivan, a market research firm: Organon Technika (29.7%), Biocontrol Systems (17.2%), Tecra Diagnostics (13.7%), Bio Merieux Vitek (9.6%), Gene-Trak Systems (5.1%). Approximately five other companies hold the remaining 25% market share.

     The following companies, coupled with respective market share, have been identified as major competitors in the field of rapid tests for general hygiene in agri-food industries also based upon 1996 statistics gathered by Frost & Sullivan: Biotrace (33%), Lu nac (22%), Idexx (18%), Merck (15%), Celsis (7%), and other companies (5%).

     The Company believes that to be successful amongst the competition that exists and may develop in the future, the Company's products need to offer superior performance and have cost advantages over the existing products supplied by the competition.

Reports to Security Holders
---------------------------
     Prior to the filing of this registration statement on Form 10-SB, the company was not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, the Company will file annual and quarterly reports with the Securities and Exchange Commission ("SEC"). The public may read and copy any materials filed by the Company with the SEC at the SEC's Public Reference Room at 150 Fifth Street, N.W., Washington, D.C. 20549. The


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public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company is an electronic filer and the SEC maintains an Internet site that contains reports and other information regarding the Company which may be viewed at
http://www.sec.gov.
-------------------

Item 2.     Managements Discussion and Analysis
------------------------------------------------
     The following discussion contains comments about the financial condition of Novamex U.S.A. Ltd., for the Fiscal Year Ended June 30, 1999 and for the nine months Ended March 31,2000.

Results of Operations
---------------------
     Novamex U.S.A. Ltd., began its current operations after its acquisition of Novamex Diagnostic Ltd., which became effective in August of
1998 or in fiscal year 1999.   There are no prior periods to compare
operations with for the Fiscal Year Ended June 30, 1999. There were however, operations during the nine months of the last fiscal year to compare with the financial statements for the current fiscal year's interim period.

     As is typical with most new businesses, there is a period of time before the business is profitable. Markets need to be developed, employees trained, policies and procedures fine-tuned and the Company needs to become known by and earn a reputation with its potential customers and clients. The Company is still going through the startup process and/or development stages.

     Since starting operations after the acquisition, the Company has been refining its operations and developing its market. The Company has negotiated exclusive and non-exclusive marketing rights for various products with a number of interested parties.

     The Company has entered into an agreement with Biovet, a biotechnology company in Quebec. Under this agreement, the Company granted a worldwide distribution license to Biovet to sell the Rotavirus detection test kit for a period of five years.

     The Company has products to a point where they can generate revenue. Any revenue, however, will be used primarily to fund research and development activities. The Company is developing and is in the process of implementing financial and other management controls and procedures. According to management, the Company may operate profitably some time in fiscal year 2001.

     The Company recognized limited revenue of $5,176 in the second quarter of 2000, compared to no revenues in the same quarter in the preceding fiscal year. During the third quarter of 2000, ending March 31, 2000, the Company had significant revenues totaling $234,918. Again, in the same quarter of the preceding fiscal year, the Company had no revenues. The revenues recognized by the Company have been primarily from sales of General Hygiene kits. Rotavirus and Pathogenic Bacteria

kits brought in limited revenue.   The Company expects the General Hygiene
kit to continue to be its main source of revenue for fiscal year 2001.

Liquidity
---------
     The Company had one bank loan of approximately $31,047 outstanding at March 31, 2000. Since the quarter ended March 31, 2000 the Company has received a bill of approximately US $230,000 for consulting services. There are no other significant liabilities to unrelated parties other than accounts payable. Funds were provided to finance the Company during its development stage primarily by notes payable from related parties.

     The proceeds from sales of General Hygiene Kits is expected to provide liquidity for the Company to carry it through its development period.

Known Trends
------------
     There are no known trends, events or uncertainties that have had or that are reasonably expected to have a material impact on the net sales or revenues or income from continuing operations

Item 3.     Description of Property
-----------------------------------

Property & Facilities
---------------------
     The Company's principal business office is located in Quebec, Canada. The office also includes a fully equipped laboratory. The total space of 2,000 square feet is rented on a month-to-month basis at a rate of US $1,150 per month. The Company anticipates staying at this location for approximately five years.

     As future business demand warrants, the Company may expand its Canadian facility and may also establish a physical location in the United States. The Company does not anticipate having difficulty obtaining such additional space at market rates.

Investment Policies
-------------------
     Currently the Company does not own any real property. In addition, the Company has no intention to purchase any real property at this time. Therefore, the Company does not have any policies with respect to investments in real estate or interests in real estate, real estate mortgages, or securities of/or interests in persons primarily engaged in real estate activities. The Company, however, may pursue the purchase of real property if the need arises. These properties would not be pursued for investment purposes. Rather, they will be used to carry out the business of the Company.


Item 4.     Security Ownership of Certain Beneficial Owners and Management
--------------------------------------------------------------------------
     The following table sets forth as of June 15, 2000, the name and the number of shares of the Company's Common Stock held of record or beneficially by each person who held of record, or was known by the Company to own beneficially, more than 5% of the 10,500,000 issued and outstanding shares of the Company's Common Stock, and the name and shareholdings of each director and of all officers and directors as a group.

Title of     Name and Address of        Amount and Nature of     Percentage of Class
Class        Beneficial Owner           Beneficial Ownership(2)
------------ -------------------------  -----------------------  --------------------
Common       Ronald E. Simard (1)        3,450,000                32.86%
             727, Dalquier
             Sainte-Foy Qc G1V 7H4

Common       Ismail Fliss (1)            3,450,000                 2.86%
             3316, Lambert Closse
             Sainte-Foy Qc G1W 2S4

Common       Edward Gosselin (1)(2)(3)      35,000                 .003%
             23, de la Sagamite
             St-Ferreol-les-Neiges
             Qc G0A 3R0
-------------------------------------------------------------------------------------
Common       Officers, Directors and     6,935,000                66.04%
             Nominees as a Group:
             3 persons
-------------------------------------------------------------------------------------

(1) Officer and/or Director of the Company

(2) The term "beneficial owner" refers to both the power of investment (the right to buy and sell) and rights of ownership (the right to received distributions from the company and proceeds from sales of the shares). Inasmuch as these rights or shares may be held by more than one person, each person who has a beneficial ownership interest in shares is deemed the beneficial owners of the same shares because there is shared power of investment or shared rights of ownership.

(3) Edward Gosselin is married to Joanne Brennan, a record holder of 35,000 common shares of the Company. Because Mr. Gosselin is married to Ms. Brennan he may be considered a beneficial owner of the shares. Therefore, shares owned by Brennan are counted as shares owned by Gosselin.

     There are no arrangements which would result in a change in control of the Company.


Item 5.     Directors, Executive Officers, Promoters and Control Persons
------------------------------------------------------------------------

Name                  Age      Position                  Director or Officer Since
--------------------  ------   -----------------------   -------------------------
Dr. Ronald E. Simard  60       President, Director,      June 1998
                               Chairman of the
                               Board, CFO

Dr. Ismail Fliss      38       Secretary, Director,      June 1998
                               Vice President

Edward Gosselin       42       Director                  June 1998
                               Vice President-
                               Legal Affairs

Naceur Naimi          39       Vice President-           June 1998
                               Production

     The following sets forth certain biographical information relating to the Company's Officers and Directors:

     Ronald E. Simard, Ph.D.
     -----------------------
     Has served as chairman of the board, president and chief financial officer since June 15, 1998. He held the same positions for the Company's subsidiary before it was acquired since March of 1996. For the last ten years Dr. Simard has been engaged in developing technology now owned by the Company. He received a Ph.D. in microbiology from McGill University in 1970. In 1982 he became associate professor and department head in Food Science at Laval University in Quebec and received tenure in 1986. In 1988 he received an MBA from Laval and between 1991 and 1995 was associate dean of research.

     Ismail Fliss, Ph.D.
     -------------------
     Dr. Fliss has been a director, secretary and vice president since June 15, 1998. He held the same positions for the Company's subsidiary before it was acquired since March of 1996. Dr. Fliss received his doctorate in veterinary medicine in 1989 from the Ecole Nationale de Medecine Veterinaire de Tunis, in Tunis, Tunisia. The same year he received a scholarship grant from the Canadian International Development Agency to pursue graduate studies in Canada where he obtained a Ph.D. in food science from Laval University in 1993. At that time he joined Dr. Simard as a research technologist where he remained until 1997. In 1997 he also became an assistant professor at Laval University. Dr. Fliss co-founded Novamex Diagnostic, Ltd. in 1996 and has devoted as much time as possible since then to developing its products.

     Edward Gosselin.
     ----------------
     Mr.Gosselin has been a director and vice president of the Company since June 15, 1998. He received a bachelors of Social Science in International Politics from Ottawa University in 1980 and in 1983 he received a Law Degree from the same institution. From 1983 to 1996 he was an associate at the law firm Aubut Chabot out of Quebec, Canada. From 1996 to 1997 he was an associate at the law firm Lavery, de Billy also out of Quebec, Canada. From 1997 to the present Mr. Gosselin has been a partner at Desjardins Ducharme Stein Monast.

                                     16

     Naceur Naimi, Ph.D.
     -------------------
     Dr. Naimi has been a vice president of the Company since June 1998. He received a Ph.D. in physiology Endocrinology from Laval University, Quebec, in 1995. Dr. Naimi spent three years from 1996 to 1999 as a post doctorate fellow in physiology and pharmacology at the faculty of medicine of Laval University.

Significant Employees & Dependance Upon Key Personnel
-----------------------------------------------------
     The Company has an acute dependence upon certain key members of management and technical personnel. Particular reliance is made on Ronald
E. Simard, Ph.D. and Ismail Fliss, Ph.D. Certain other key personnel have been and will continue to be added on an "as needed" basis to complete the tactical management group. Because of the specialized nature of the Company's business, the Company's ability to achieve success will depend, in part, upon its ability to attract and retain highly qualified people in the areas of management and technology. The loss of Dr. Simard or Dr. Fliss, or other key individuals may adversely affect the Company's business and prospects. At this time, the Company does not carry key man life insurance on any of its employees.

Family Relationships
--------------------
     None

Involvement in Legal Proceedings
--------------------------------
     To the knowledge of management, during the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

     (1) filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

     (2) was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations or other minor offenses);

     (3) was the subject of any order, judgement or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting, the following activities;

          (i) acting as a future commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliate person, director or employee of any investment company, of engaging in or continuing any conduct or practice in connection with such activity;


          (ii) engaging in any type of business practice; or

          (iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

     (4) was the subject of any order, judgement, or decree, not subsequently reversed, suspended, or vacated, of any federal or state authority barring, suspending, or otherwise limiting for more than 60 days the right of such person to engage in any activity described above under this Item, or to be associated with persons engaged in any such activity;

     (5) was found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Securities and Exchange Commission has not been subsequently reversed, suspended, or vacated;

     (6) was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

Item 6.     Executive Compensation
----------------------------------

                              SUMMARY COMPENSATION TABLE
                                                          Long Term Compensation
                 Annual Compensation                      --------------------------
                 -----------------------          Awards                     Payouts
                                         Other    ----------                 -------
Name &                                   Annual   Restricted                 Other
Principal                       Bonus    Compen   Stock   Options   LTIP     Compen
Position         Year    Salary $        -sation  Awards  /SARs     Payout   -sation
-------------------------------------------------------------------------------------
Ronald Simard    1999    -0-    -0-      -0-      -0-     -0-       -0-      -0-
President        1998    -0-    -0-      -0-      -0-     -0-       -0-      -0-
                 1997    -0-    -0-      -0-      -0-     -0-       -0-      -0-

Ismail Fliss     1999    -0-    -0-      -0-      -0-     -0-       -0-      -0-
Vice President   1998    -0-    -0-      -0-      -0-     -0-       -0-      -0-
Secretary        1997    -0-    -0-      -0-      -0-     -0-       -0-      -0-

Edward Gosselin  1999    -0-    -0-      -0-      -0-     -0-       -0-      -0-
VP Legal Affairs 1998    -0-    -0-      -0-      -0-     -0-       -0-      -0-
                 1997    -0-    -0-      -0-      -0-     -0-       -0-      -0-

Naceur Naimi     1999    -0-    -0-      -0-      -0-     -0-       -0-      -0-
VP Production    1998    -0-    -0-      -0-      -0-     -0-       -0-      -0-
                 1997    -0-    -0-      -0-      -0-     -0-       -0-      -0-

                                     18

     The Company has not in the past, nor does it currently have if effect any pension, profit sharing, stock option or any other type of incentive or long-term compensation plan.

Compensation of Directors
-------------------------
     None

Employment Contracts and Termination of Employment and Change in Control Arrangement
---------------------------------------------------------------------------
     None. The Company has no other agreement at this time with any officer or director regarding employment with the Company or compensation for services other than herein described. Compensation of officers and directors is determined by the Company's Board of Directors and is not subject to shareholder approval.

Item 7.     Certain Relationships and Related Transactions
----------------------------------------------------------
     On May 8, 1998, Dr. Simard and Dr. Fliss each acquired 700,000 common shares of the Company's stock in a private transaction. On June 15, 1998, the Company entered into an agreement with Dr. Simard and Dr. Fliss to acquire all of the outstanding shares of Novamex Diagnostic, Ltd., of which Dr. Simard and Dr. Fliss were the principal shareholders, in exchange for 5,500,000 common shares of the Company. Upon completion of this transaction Novamex Diagnostic, Ltd., became a wholly owned subsidiary of the Company.


As a result, Dr. Simard and Dr. Fliss owned 6,900,000 common shares of the 10,500,000 total outstanding common shares.

Item 8.     Description of Securities
-------------------------------------
     The Company's authorized capital stock consists of 100,000,000 shares of common stock with no par value. The Company has 10,500,000 outstanding shares of its common stock, all of which are validly issued, fully paid and nonassessable. Holders of the common stock are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefore. Any such dividends may be paid in cash, property, or shares of the Company's common stock.

     All shares of the Company's common stock have equal voting rights and, when validly issued and outstanding, will have one vote per share on all matters to be voted upon by the shareholders. Cumulative voting in the election of directors is not allowed, and a quorum for shareholder meetings shall result from a majority of the issued and outstanding shares present or by proxy. Accordingly, the holders of a majority of the shares of common stock present, in person or by proxy, at any legally convened shareholders' meeting at which the Board of Directors is to be elected, may be able to elect all directors and the minority shareholders may not be able to elect a representative to the Board of Directors.


     Shares of the Company's common stock have no pre-emptive or conversion rights, no redemption or sinking fund provisions, and are not liable for further call or assessment. Each share of the Company's common stock is entitled to share on a pro rata basis in any assets available for distribution to holders of its equity securities upon liquidation of the Company.

     In addition, the Company has authorized 1,000,000 shares of preferred stock, $0.10 par value which are identical to common shares in all rights which they convey to their holders except that in the case of liquidation of the Company, holders of preferred shares are entitled to receive, preferentially to holders of common shares, any proceeds which may be available from the sale of assets of the Company. Currently, no shares of preferred stock are issued and/or outstanding.

     The Company appointed American Securities Transfer & Trust, Inc. as the transfer agent and registrar for the Company's securities. They are located at 12039 West Alameda Parkway, Suite Z-2, Lakewood, Colorado 80228 and their phone number is (303) 986-5400.

                                  PART II
                                  --------

Item 1. Market Price of and Dividends on the Registrant's Common Equity and other Shareholder Matters.
---------------------------------------------------------------------------
     The Company's common stock is listed on the National Quotation Bureau or "Pink Sheets", under the symbol "NOVM". As of June 26, 2000 the Company had 52 shareholders holding 10,500,000 shares of common stock. Of the issued and outstanding common stock 1,997,953 are free trading, the balance are restricted stock as that term is used in Rule 144. The Company has never declared a dividend on its common stock.


                    CLOSING BID              CLOSING ASK
                    HIGH      LOW            HIGH      LOW
1999
First Available
Apr 13-June 30      .125      .125           .375      .375

July 1-Sept 30      .9375     .125           1.125     .375

Oct 1-Dec 31        2.375     .50            2.5625    .9375

2000

Jan 3-Mar 31        1.625     .875           1.9375    1.1875


                                     20


     The above quotations, as provided by the National Quotation Bureau, LLC., represent prices between dealers and do not include retail markup, markdown or commission. In addition, these quotations do not represent actual transactions.

Item 2.     Legal Proceedings.
------------------------------
     The Company is not a party to any pending material legal proceedings.
To the knowledge of management, no federal, state, or local governmental agency is presently contemplating or proceeding against the Company. To the knowledge of the management, no director, officer or affiliate of the Company or owner of record or beneficiary of more than 5% of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

Item 3.     Changes in and Disagreements with Accountants
---------------------------------------------------------
     Rogers, Ankerson, Sumner & P.C., were previously the principal accountants for Novamex U.S.A. Ltd., f/k/a International Business Development Ltd. On December 22, 1999, the Company terminated the engagement of Rogers, Ankerson & Sumner, P.C. and appointed KPMG, LLP as the Company's independent auditor and certifying accountant. The Board of Directors of the Company approved the decision to change accountants.

     Rogers, Ankerson & Sumner, P.C.'s report with respect to Novamex U.S.A. Ltd.'s balance sheets at June 30, 1998 and at December 31, 1997 and 1996, and the related statements of operations, changes in stockholder's equity and of cash flows for the six months and each year then ended, respectively, was unqualified.

     In connection with the audit of the Company's financial statements for the six months ended June 30, 1998 and fiscal years ended June 30, 1999 and any interim period preceding the date of the Rogers, Ankersen & Sumner, P.C.'s termination, there were no disagreements, as that term is defined in Item
304 of Regulation S-B, with Rogers, Ankersen & Sumner, P.C. would have caused Rogers, Ankersen & Sumner, P.C. to make reference to the matter in their report. Rogers, Ankersen & Sumner, P.C. did not advise the Company regarding any "reportable events" as defined in Item 304 (a) (1) (iv) (B) of
Regulation S-B.

     Haud, Renaud,Charmichael, Dostie, c.a., were previously the principal accountants for Novamex Diagnostic Ltd., subsidiary of Novamex U.S.A. Ltd. On December 22, 1999, the Company's subsidiary terminated the engagement of Haud, Renaud,Charmichael, Dostie, c.a., and appointed KPMG, LLP as the Company's independent auditor and certifying accountant. The Board of Directors of the Company approved the decision to change accountants.


     Haud, Renaud,Charmichael, Dostie, c.a., report with respect to Novamex Diagnostic Ltd. balance sheets for the fiscal years ended June 30, 1998 and 1997 and the related statements of operations, stockholder's equity (deficit), and cash flows for the years ended June 30, 1998, 1997 and from inception of March 27, 1996 through June 30, 1998 did not contain an adverse opinion or a disclaimer of opinion and was not qualified as to uncertainty, audit scope or accounting principles, but was modified as to going concern.

     In connection with the audit of the Novamex Diagnostic Ltd. financial statements for the fiscal years ended June 30, 1998 and June 30, 1999 and any interim period preceding the date of the Haud, Renaud,Charmichael, Dostie, c.a. termination, there were no disagreements, as that term is defined in Item 304 of Regulation S-B, with Haud, Renaud,Charmichael, Dostie, c.a. on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures which, if not resolved to the satisfaction of Haud, Renaud,Charmichael, Dostie, c.a. would have caused Haud, Renaud,Charmichael, Dostie, c.a. to make reference to the matter in their report. Haud, Renaud,Charmichael, Dostie, c.a. did not advise the Company regarding any "reportable events" as defined in Item 304
(a)(1)(iv)(B) of Regulation S-B.

Item 4.     Recent Sales of Unregistered Securities
---------------------------------------------------
     On August 1, 1998, the Company issued 5,500,000 shares of common stock to acquire Novamex Diagnostic Ltd., a Quebec corporation, pursuant to an exemption from registration under section 4(2) of the Securities Act of 1933 to the shareholders of Novamex Diagnostic Ltd., which became the controlling shareholders of the Company. No cash was received by the Company.

Item 5.     Indemnification of Directors and Officers
-----------------------------------------------------
     The statutes, charter provisions, bylaws, contracts or other arrangements under which controlling persons, directors or officers of the registrant are insured or indemnified in any manner against any liability which they may incur in such capacity are as follows:

     The registrant's Articles of Incorporation limit liability of its Officers and Directors to the full extent permitted by the Oregon Business Corporation Act as follows:

     It is provided in the Articles of Incorporation that the corporation shall indemnify to the fullest extent permitted by the Oregon Business Corporation Act any person who is made, or threatened to be made, a party to any action, suit or proceeding, whether civil, criminal, administrative, investigative, or otherwise (including an action, suit or proceeding by or in the right of the corporation) by reason of the fact that the person is or was a director or officer of the corporation or a fiduciary within the meaning of the Employee Retirement Income Security Act of 1974 with respect to any employee benefit plan of the corporation, or serves or served at the request of the corporation as a director or officer, or as a fiduciary of an employee benefit plan, of another corporation, partnership, joint venture, trust or other enterprise. The right to, and amount of indemnification shall be determined in accordance with the provisions of the Oregon Business Corporation Act in effect at the time of the determination.


     The Oregon Revised Statutes provide for indemnification where a person who was or is a party or is threatened to be made a party to any threatened, pending or contemplated action, suit or proceeding, whether civil, criminal, administrative or investigative (other than action by or in right of a corporation), by reason of fact he or she is or was a director, officer, employee or agent of a corporation or serving another corporation at the request of the corporation, against expenses (including attorneys' fees), judgements, fines, and amounts paid in settlement, actually and reasonable incurred by him or her if that person acted in good faith and in a manner which was reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to criminal action or proceeding, had no reasonable cause to believe the conduct unlawful. Lack of good faith is not presumed from settlement or "nolo contendere plea" indemnification of expenses (including attorneys' fees) allowed in derivative actions except in the case of misconduct in performance of duty to the corporation unless the court decides indemnification is proper. To the extent any such person suceeds on the merits or otherwise, that person shall be indemnified against expenses (including attorney's fees). Determination that the person to be indemnified met applicable standards of conduct, if not made by the court, is made by the Board of Directors by majority vote of quorum consisting of the Directors not party to such action, suit or proceeding or, if a quorum is not obtainable or a disinterested quorum so directs, by independent legal council or by the stockholders. Expenses may be paid in advance upon receipt of undertakings to repay unless it shall ultimately be determined that the person is entitled to be indemnified by the corporation. The corporation may purchase indemnity insurance.

     Insofar as indemnification for liability arising from the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company, it has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                  PART III
                                 ---------

Item 1.     Index and Description of Exhibits
---------------------------------------------

Exhibit
Number      Title of Document                                 Location
---------   ----------------------------------------------    ------------
2.01        Articles of Incorporation                         As Filed

2.02        Amendment to the Articles                         As Filed
            of Incorporation

2.03        Bylaws                                            As Filed

6.01        Material Contracts                                As Filed

16.01       Letter Regarding Change in Certifying             See Attached
            Accountant

27.01       Financial Data Schedule                           As Filed

                                     23

Item 2.     Description of Exhibits
-----------------------------------

          See Item 1.

--------------------------------------------------------------------------

                                SIGNATURES

--------------------------------------------------------------------------

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf, thereunto duly authorized.


                                     Novamex USA, Ltd.

Date: July 13, 2000                  By: /s/ Ronald E. Simard
                                     -----------------------------
                                     President


Date: July 13, 2000                  By: /s/ Ismail Fliss
                                     ---------------------
                                     Secretary


Item 2.     Description of Exhibits
-----------------------------------

          See Item 1.

--------------------------------------------------------------------------

                                SIGNATURES

--------------------------------------------------------------------------

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf, thereunto duly authorized.


                                     Novamex USA, Ltd.

Date: July 13, 2000                  By:
                                     -----------------------------
                                     President


Date: July 13, 2000                  By:
                                     ---------------------
                                     Secretary


                                  PART F/S




                                     26

                    Consolidated Financial Statements of

                            Novamex USA LTD AND
                                 SUBSIDIARY
                       (A development stage company)

                          Year ended June 30, 1999


[Letterhead]

INDEPENDENT AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the accompanying consolidated balance sheet of Novamex USA Ltd and subsidiary (a development stage company) as at June 30, 1999 and the related consolidated statements of income and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in United States. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at June 30, 1999 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements of the Company taken as a whole. The supplementary information included in the schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such supplementary information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
-----------------

Chartered Accountants

Quebec, Canada
December 30, 1999

                                     28

NOVAMEX USA LTD AND SUBSIDIARY
(A development stage company)
Consolidated Financial Statements



Year ended June 30, 1999




Consolidated Financial Statements

Consolidated Balance Sheet                                                1

Consolidated Statement of Income and Deficit                              2

Consolidated Statement of Cash Flows                                      3

Consolidated Statement of Stockholders' Equity                            4

Notes to Consolidated Financial Statements                                5

Schedule
--------

Operating expenses, selling expenses, administrative
expenses and financial expenses                                          10


                                     29

NOVAMEX USA LTD AND SUBSIDIARY
(A development stage company)
Consolidated Balance Sheet (in U.S. dollars)


June 30, 1999
---------------------------------------------------------------------------
Assets

Current assets:
     Cash                                                        $    2,826
     Accounts receivable                                              2,908
     Income taxes receivable                                            101
     Prepaid expenses                                                10,093
                                                                 ----------
                                                                     15,928

Deferred income taxes (note 2)                                       25,856

Intangible assets:
     Proprietary technology                                          12,287
---------------------------------------------------------------------------
                                                                 $   54,071
===========================================================================

Liabilities and deficiency in assets

Current liabilities:
     Accounts payable and accrued liabilities                    $   80,626

Long-term debt (note 3)                                              61,201

Deficiency in assets:
     Capital stock (note 4)                                          10,066
     Deficit accumulated during the development stage              (95,828)
     Accumulated other comprehensive income (note 5)                (1,994)
---------------------------------------------------------------------------
                                                                   (87,756)

Commitments (note 8)
---------------------------------------------------------------------------
                                                                 $   54,071
===========================================================================

See accompanying notes to consolidated financial statements.


On behalf of the Board:


_____________________________ Director


_____________________________ Director

                                     30

NOVAMEX USA LTD AND SUBSIDIARY
(A development stage company)
Consolidated Statement of Income and Deficit (in U.S. dollars)


Year ended June 30, 1999
---------------------------------------------------------------------------
Revenues:
     Hygiene kits                                                 $     447

Expenses:
     Operating (schedule)                                            12,610
     Selling (schedule)                                               8,579
     Administrative (schedule)                                       88,186
     Financial (schedule)                                             2,340
---------------------------------------------------------------------------
                                                                    111,715
---------------------------------------------------------------------------

Loss before income taxes                                          (111,268)

Income taxes (note 2):
     Current (recovered)                                               (98)
     Deferred                                                      (25,088)
---------------------------------------------------------------------------
                                                                   (25,186)
---------------------------------------------------------------------------

Net loss                                                           (86,082)

Deficit at beginning of year                                        (9,746)
---------------------------------------------------------------------------
Deficit at end of year                                          $  (95,828)
===========================================================================

Per share:
     Loss per common share                                      $      0.01

     Weighted average number of common shares outstanding        10,041,667
===========================================================================


See accompanying notes to consolidated financial statements.
                                                                          2

                                     31

NOVAMEX USA LTD AND SUBSIDIARY
(A development stage company)
Consolidated Statement of Cash Flows (in U.S. dollars)


Year ended June 30, 1999

Cash provided by (used in):

Operations:
     Net loss                                                    $ (86,082)
     Items not involving cash:
        Amortization of proprietary technology                        1,290
        Deferred income taxes                                      (25,088)
        Effect of foreign currency translation                      (1,994)
---------------------------------------------------------------------------
                                                                  (111,874)

Change in non-cash operating working capital:
     Accounts receivable                                            (2,908)
     Income taxes receivable                                          (101)
     Prepaid expenses                                                 1,992
     Accounts payable and accrued liabilities                        67,622
---------------------------------------------------------------------------
                                                                     66,605
---------------------------------------------------------------------------
                                                                   (45,269)

Financing:
     Long-term borrowings                                            47,837
---------------------------------------------------------------------------
Increase in cash                                                      2,568

Cash at beginning of year                                               254

Currency translation adjustment on cash                                   4
---------------------------------------------------------------------------
Cash at end of year                                              $    2,826
===========================================================================

See accompanying notes to consolidated financial statements.
                                                                          3
                                     32

NOVAMEX USA LTD AND SUBSIDIARY
(A development stage company)
Consolidated Statement of Stockholders' Equity (in U.S. dollars)


Year ended June 30, 1999
-------------------------------------------------------------------------------------
                                                                 Deficit
-------------------------------------------------------------------------------------
                                                             Accumulated
-------------------------------------------------------------------------------------
                                                  Additional  during the
-------------------------------------------------------------------------------------
                                         Common      paid-in development
-------------------------------------------------------------------------------------
                                         stocks      capital       stage        Total
-------------------------------------------------------------------------------------
Balance - December 31, 1995           5,000,000    $  10,000  $  (9,746)     $    254

Balance - December 31, 1996           5,000,000       10,000     (9,746)          254

Balance - December 31, 1997           5,000,000       10,000     (9,746)          254

Balance - June 30, 1998               5,000,000       10,000     (9,746)          254

Stocks issued for acquisition of
 Novamex Diagnostic Ltd deemed
 value of $66                         5,500,000           66       -               66

Balance - August 1, 1998             10,500,000       10,066     (9,746)          320

Net loss for the period from
August 1, 1998 to June 30, 1999           -              -      (86,082)     (86,082)

Accumulated other comprehensive
income                                    -              -       (1,994)      (1,994)
-------------------------------------------------------------------------------------
Balance - June 30, 1999              10,500,000    $  10,066  $ (97,822)    $(87,756)
=====================================================================================


See accompanying notes to consolidated financial statements.
                                                                          4
                                     33

NOVAMEX USA LTD AND SUBSIDIARY
(A development stage company)
Notes to Consolidated Financial Statements

Year ended June 30, 1999
---------------------------------------------------------------------------

The Company is a development stage company which was incorporated under the laws of the state of Oregon on February 12, 1991 as International Business Development Ltd (IBD). In June 1998 IBD changed its name to Novamex USA Ltd (Novamex) and the Company entered into an agreement, effective August 1, 1998, under which it acquired all of the outstanding class A shares of Novamex Diagnostic Ltd "NDL" or "Novamex Diagnostic", a biotechnology company incorporated on March 27, 1996 under the Canada Business Corporations Act in exchange for the issuance of 5,500,000 shares of the Company's common stock, to the shareholders of NDL. Novamex Diagnostic Ltd is a development stage biotechnology company engaged in research and development in the field of rapid diagnosis tests using immunodetection, specifically for agri-food and veterinary applications.

1.   Significant accounting policies:

a)   Basis of consolidation:

     The consolidated financial statements include the accounts of the Company and those of its wholly-owned subsidiary, Novamex Diagnostic Ltd. These financial statements are stated in U.S. currency.

b)   Basis of accounting:

     Novamex follows the accrual basis of accounting, revenues are recorded as earned and expenses are recorded as incurred.

c)   Income taxes:

     Because Novamex has accumulated deficits for both book and tax bases, no current income taxes are accruable by the Company. Deferred taxes related to losses carry forward have been recognized provided it is more likely than not that this future benefit will be realized.

d)   Proprietary technology:

     Proprietary technology is amortized using straight-line basis over a period of ten years.

e)   Loss per share:
     The loss per share is based on the weighted average number of shares outstanding during the year.

f)   Foreign currency translation:
     All assets and liabilities of the canadian self-sustaining subsidiary are translated using the current rate prevailing at the consolidated balance sheet date and all revenues and expenses are translated using the average rate of the year.

     Exchange gains and losses arising from the translation are deferred and included in a separate component of shareholders' equity.

                                                                          5

                                     34

NOVAMEX USA LTD AND SUBSIDIARY
(A development stage company)
Notes to Consolidated Financial Statements (continued)

Year ended June 30, 1999
---------------------------------------------------------------------------

1.   Significant accounting policies (continued):

g)   Basis of presentation:
     These financial statements have been prepared using the going concern basis of accounting which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company is currently operating at a loss and has minimal net tangible assets. Should the Company be unable to continue as a going concern it may be required to realize its assets and settle its liabilities at amounts substantially different from the current carrying values.

     The Company's business is subject to all the risks inherent in the establishment of a new business, including a limited operations history, lack of current revenues and cash flows from operations, and competition from larger, well established and financially stronger competitors. Current and future operations also depend upon the continued employment and services of certain key executives.
     The Company's ability to continue as a going concern is dependent significantly on its being able to raise additional operating capital in the form of equity, debt, prepayment on orders or some combination thereof. Alternatively, it must depend upon the continued financial support from its major shareholders and others who have advanced such operating capital in the past. Although the Company believes that it has sufficient funding available to continue to operate for the next 12 months, no assurance can be given that any of these sources of funding will be or will continue to be available in the future.

2.   Deferred income taxes:

     In 1999, subsidiary's effective income tax rate from the determination of the income taxes expense does not differ from the statutory canadian taxes rates, because there were no "temporary differences" between the balance sheet carrying amounts and the tax bases of assets and liabilities.

     At June 30, 1999, the Company's subsidiary can carry forward losses totalling CDN$173,744 for federal income tax purpose and CDN$170,019 for provincial income tax purpose.

     Tax losses carry forward which give rise to future income tax benefits are as follows:
---------------------------------------------------------------------------

     Long-term deferred taxes asset                              $   25,856
---------------------------------------------------------------------------
     Deferred income taxes benefit                               $ (25,088)
---------------------------------------------------------------------------

                                                                         10


                                     35

NOVAMEX USA LTD AND SUBSIDIARY
(A development stage company)
Notes to Consolidated Financial Statements (continued)

Year ended June 30, 1999
---------------------------------------------------------------------------

3.   Long-term debt:

     Due to a related company, non-interest bearing and
     without specific terms of repayments                         $  13,392

     Due to directors, non-interest bearing and without
     specific terms of repayments                                    28,223

     Due to an individual, non-interest bearing and without
     specific terms or repayments                                    19,586
---------------------------------------------------------------------------
                                                                  $  61,201
===========================================================================
4.   Capital stock:

     Authorized:

     100,000,000 common shares, without par value.

     1,000,000 shares, preferred stock, $0.10 par value, no shares outstanding.
---------------------------------------------------------------------------
     Issued and paid:
     10,500,000 common shares                                     $  10,066
---------------------------------------------------------------------------

5.   Accumulated other comprehensive income:
     Foreign currency translation:
---------------------------------------------------------------------------
     Effect of translation during the year                        $ (1,994)
---------------------------------------------------------------------------
     Balance at end of year                                       $ (1,994)
---------------------------------------------------------------------------
---------------------------------------------------------------------------

                                                                          7
                                     36


NOVAMEX USA LTD AND SUBSIDIARY
(A development stage company)
Notes to Consolidated Financial Statements (continued)

Year ended June 30, 1999
---------------------------------------------------------------------------

6.   Cash flows:
     Cash flows used for payments of interest amounted to          $ 1,662.

7.   Business acquisition:

     On August 1, 1998, the Company acquired all the outstanding shares of Novamex Diagnostic ltd, a company in development stage. The business acquisition is accounted for using the purchase method and the earnings are included from the date of acquisition. The fair value of net assets acquired is as follows:

     Cash                                                         $     772
     Prepaid expenses                                                12,085
     Proprietary technology                                          13,577
     Accounts payable                                              (13,004)
     Long-term debt                                                (13,364)
                                                                  $      66
---------------------------------------------------------------------------

     Consideration:
     Issuance of 5,500,000 common shares                          $      66
---------------------------------------------------------------------------

8.   Commitments:
     In August 1999, the Company entered into a rental agreement covering the period from August 15 to November 15, 1999, subject to an automatic three months renewal. The monthly rental cost is CDN$475.

     The Company has no other ongoing commitments.

9.   Related party transactions:

     The Company received advances from directors and from a related company wholly-owned by a shareholder. The amounts received under those advances have been accounted for and classified as "long-term debt".



                                                                          8
                                     37

NOVAMEX USA LTD AND SUBSIDIARY
(A development stage company)
Notes to Consolidated Financial Statements (continued)

Year ended June 30, 1999
---------------------------------------------------------------------------

10.  Subsequent event:
     On July 9, 1999, the Company signed a bank loan agreement for an authorized line of credit of CDN$75,000 at prime rate plus 2%. This bank loan agreement is subjected to renewal on September 30, 2000.

11. Uncertainty due to the Year 2000 Issue:

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.



                                                                          9
                                     38

NOVAMEX USA LTD AND SUBSIDIARY
(A development stage company)

Operating expenses, selling expenses, administrative expenses and financial expenses (in U.S. dollars)

Year ended June 30, 1999
---------------------------------------------------------------------------
Operating expenses:
     Amortization of proprietary technology                      $    1,290
     Maintenance                                                        236
     Materials                                                        4,134
     Rent                                                             5,839
     Taxes and permits                                                1,111
---------------------------------------------------------------------------
                                                                 $   12,610
===========================================================================
Selling expenses:
     Advertising and promotion                                   $    1,341
     Traveling                                                        7,238
---------------------------------------------------------------------------
                                                                 $    8,579
===========================================================================

Administrative expenses:
     Corporate taxes                                             $      165
     Equipment rental                                                 2,952
     Office expenses                                                  2,541
     Professional fees                                               81,085
     Registration and trustee fees                                    1,443
---------------------------------------------------------------------------
                                                                 $   88,186
===========================================================================

Financial expenses:
     Interest and bank charges                                   $    2,125
     Loss on foreign exchange                                           215
---------------------------------------------------------------------------
                                                                 $    2,340
===========================================================================


                                                                        10
                                     39













                        INTERIM FINANCIAL STATEMENTS









                                     40

                       NOVAMEX USA LTD AND SUBSIDIARY
                       (A DEVELOPMENT STAGE COMPANY)
---------------------------------------------------------------------------
                        CONSOLIDATED BALANCE SHEETS
---------------------------------------------------------------------------

                                   ASSETS
                                                              March 31,
                                                   -----------------------
                                                         2000        1999
                                                   -----------  -----------
CURRENT ASSETS
  Cash                                             $   12,824   $    5,904
  Accounts receivable                                 229,897        1,733
  Prepaid expenses                                     10,208       10,659
                                                   -----------  -----------
                                                      252,929       18,206

DEFERRED TAXES                                            649       20,000
EQUIPMENT                                              24,249            -
INTANGIBLE ASSETS - net of amortization
  Proprietary technology                               11,270       12,641
                                                   -----------  -----------
                                                   $  289,097   $   50,847
                                                   ===========  ===========
                                LIABILITIES
CURRENT LIABILITIES
  Bank Loan                                        $   31,047   $        -
  Accounts payable and accrued liabilities            185,943       63,963
                                                   -----------  -----------
                                                      216,990       63,963
LONG-TERM DEBT
  Due to a related company non-interest bearing
   and without specific methods of repayment           13,544       12,967
  Due to directors non-interest bearing
   and without specific methods of repayment           22,253       27,123
  Due to an individual, non-interest bearing
   and without specific methods of repayment           34,430       16,868
                                                   -----------  -----------
                                                      287,217      120,921

                STOCKHOLDERS' EQUITY (DEFICIENCY IN ASSETS)
CAPITAL STOCK
  1,000,000,000 common stock; without par value
  Issued and paid:
   10,500,000 shares                                   10,066       10,066
  1,000,000 preferred stock, $0.10 par value,
   no shares outstanding                                    -            -
                                                   -----------  -----------
DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE       (5,633)     (80,296)

ACCUMULATED OTHER COMPREHENSIVE INCOME
  Balance at beginning of period                       (3,872)       1,333
  Effect of translation during period                   1,319       (1,177)
                                                   -----------  -----------
  Balance at the end of period                         (2,553)         156
                                                   -----------  -----------
                                                        1,880      (70,074)
                                                   -----------  -----------
                                                   $  289,097   $   50,847
                                                   ===========  ===========
                                     41

                       NOVAMEX USA LTD AND SUBSIDIARY
                       (A DEVELOPMENT STAGE COMPANY)
---------------------------------------------------------------------------
                CONSOLIDATED STATEMENT OF INCOME AND DEFICIT
---------------------------------------------------------------------------

                                             2000                     1999
                                    ------------------------ ------------------------
                                     (3 months)   (9 months)  (3 months)   (9 months)
REVENUES
  Reagants                          $        -            -            -            -
  Royalties                                  -            -            -            -
  Hygiene kits                         234,918      240,094            -            -
                                   ------------ ------------ ------------ ------------
                                       234,918      240,094            -            -
                                   ------------ ------------ ------------ ------------

EXPENSES
  Operating                             68,698       90,170          598       15,064
  Selling                                1,578        7,039          298        5,844
  Administrative                        17,074       23,610       20,631       68,378
  Financial                              1,047        3,580          723        1,264
                                   ------------ ------------ ------------ ------------
                                        88,397      124,399       22,250       90,550
                                   ------------ ------------ ------------ ------------
INCOME (LOSS) BEFORE INCOME TAXES      146,521      115,695      (22,250)     (90,550)

INCOME TAXES
  Deferred                             (32,268)     (25,500)       2,950       20,000
                                   ------------ ------------ ------------ ------------
NET INCOME (LOSS)                      114,233       90,195      (19,390)     (70,550)

DEFICIT AT BEGINNING OF PERIOD        (119,866)     (95,828)     (60,996)      (9,746)
                                   ------------ ------------ ------------ ------------
DEFICIT AT END OF PERIOD           $    (5,633) $    (5,633) $   (80,296) $   (80,296)
                                   ============ ============ ============ ============

PER SHARE

Income (loss) per common share            0.01         0.01        (0.01)       (0.01)
                                   ============ ============ ============ ============

Weighted average number of
common shares outstanding           10,500,000   10,500,000   10,500,000   10,500,000
                                   ============ ============ ============ ============


                                     42

                       NOVAMEX USA LTD AND SUBSIDIARY
                       (A DEVELOPMENT STAGE COMPANY)
---------------------------------------------------------------------------
                    CONSOLIDATED STATEMENT OF CASH FLOWS
---------------------------------------------------------------------------
                           Period ending March 31
---------------------------------------------------------------------------

                                              2000                     1999
                                    ------------------------ ------------------------
                                     (3 months)   (9 months)  (3 months)   (9 months)

CASH PROVIDED BY (USED IN)

OPERATIONS
  Net income (loss)                $   114,233       90,195      (19,500)     (70,550)
Items not involving cash
  Amortization of proprietary
   technology                              339        1,017          351          936
  Deferred income taxes                 32,355       25,207       (2,950)     (20,000)
                                   ------------ ----------- ------------- ------------
                                       146,927      116,419      (21,899)     (89,614)
Change in:
  Accounts receivable                 (220,546)    (226,989)       4,933       (1,733)
  Income taxes receivable                    -          101            -            -
  Prepaid expenses                          26         (115)        (167)       1,516
  Accounts payable and
   accrued liabilities                  93,520      105,317       19,179       50,959
  Other comprehensive income             1,319         (559)      (1,177)         156
                                   ------------ ------------ ------------ ------------
Net cash used in operating
activities                              21,246       (5,826)         869      (38,716)
                                   ------------ ------------ ------------ ------------

INVESTING
  Acquisition of equipment             (23,170)     (22,249)           -            -
                                   ------------ ------------ ------------ ------------
Net cash used in investing
activities                             923,170)     (22,249)           -            -

FINANCING
  Long-term borrowings                     207        9,026        6,276       43,594
                                   ------------ ------------ ------------ ------------
                                           207        9,026        6,276       43,594
                                   ------------ ------------ ------------ ------------
CASH INCREASE (DECREASE)                (1,717)     (21,049)       7,145        4,878

CASH (DEFICIENCY) AT BEGINNING
OF PERIOD                              (16,506)       2,826       (1,241)       1,026
                                   ------------ ------------ ------------ ------------
CASH (DEFICIENCY) AT END OF
PERIOD                             $   (18,223) $   (18,223)       5,904        5,904
                                   ============ ============ ============ ============
CASH (DEFICIENCY) CONSIST OF:
  Cash                             $    12,824       12,824        5,904        5,904
  Bank loan                            (31,047)     (31,047)           -            -
                                   ------------ ------------ ------------ ------------
                                   $   (18,223)     (18,223)       5,904        5,904
                                   ============ ============ ============ ============

                                     43

                       NOVAMEX USA LTD AND SUBSIDIARY
                       (A DEVELOPMENT STAGE COMPANY)
---------------------------------------------------------------------------
                      CONSOLIDATED FINANCIAL EXPENSES
---------------------------------------------------------------------------
                           Period ending March 31
---------------------------------------------------------------------------

                                             2000                       1999
                                    ------------------------  ------------------------
                                     (3 months)   (9 months)  (3 months)   (9 months)
OPERATING EXPENSES
  Amortization of proprietary
   technology                        $     339        1,017          351          936
  Taxes and permits                         36          495            -        1,193
  Maintenance fees                         118          118            -          235
  Rent                                     705        2,312           17        9,609
  Materials                             54,654       64,533          230        3,091
  Subcontracts                           5,796       14,645            -            -
  Wages                                  7,050        7,050            -            -
                                   ------------ ------------ ------------ ------------
                                   $    68,698       90,170          598       15,064
                                   ============ ============ ============ ============

SELLING EXPENSES
  Advertising and promotion        $       225          798          298        5,844
  Traveling                              1,353        6,241            -            -
                                   ------------ ------------ ------------ ------------
                                   $     1,578        7,039          298        5,844
                                   ============ ============ ============ ============

ADMINISTRATIVE EXPENSES
  Management fees                  $     2,328        2,328            -            -
  Office expenses                        1,875        3,738        1,075        1,075
  Professional fees                     12,004       16,064       18,576       66,229
  Registration and trustees fees           697        1,312          980          980
  Rental fees                              170          170            -            -
                                   ------------ ------------ ------------ ------------
                                   $    17,074       23,610       20,631       68,378
                                   ============ ============ ============ ============

FINANCIAL EXPENSES

  Interest and bank charges        $     1,112        3,531          618        1,159
  (Gain) loss on foreign exchange          (65)          49          105          105
                                   ------------ ------------ ------------ ------------
                                   $     1,047        3,580          723        1,264
                                   ============ ============ ============ ============

                                     44